Exhibit6 99.1

Red White & Bloom Florida Facility Ready for

Production of Edibles

- RWB production facility at Sanderson property built to GMP specifications -

TORONTO, September 09, 2021, Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) ("RWB" or the "Company"), a leading provider of cannabis brands in the US, has built-out a new production facility, to GMP specifications, in order to capitalize on the growing cannabis derivative market in Florida.

BDSA1 reports that, “Florida’s medical cannabis market is expected to reach $1.5 billion in sales in 2021, growing 53% over 2020.” Adding, “With both recreational and medical cannabis expected to be legal in Florida by 2023, BDSA forecasts it will grow to $2.6 billion by 2026.”

The production facility was built within a 4,800 square foot standalone structure at RWB Florida’s Sanderson location. The addition was built to accommodate the fast-growing demand for edibles in the market1. RWB has developed a branded capsule and rosin line along with a proprietary line of chocolates that will be available to medical patients in Q4 of 2021.

“We are very pleased to have completed this state of the art production facility ahead of time and begin production this month” said Jim Frazier, GM of RWB Florida. Adding, “We will begin with premium specialized confectionary offerings as finished retail-ready packages where medical patients will be able to select from a variety of different products. We are confident this new facility, coupled with our expert staff of edible specialists, can produce a market-leading offering.”

“According to BDSA the market for ingestible products has increased from $5.3M a month to over $13M a month in the first six months of 2021” stated Brad Rogers, CEO of RWB. “With growth of over 145 percent in just the first six months of this year, we are pleased to be entering this fast growing market now.”

About Red White & Bloom Brands Inc.

The company is positioning itself to be one of the top three multi-state cannabis operators active in the US legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Florida, Arizona, and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

1 Source: www.globenewswire.com/en/news-release/2021/04/13/2209199/0/en/BDSA-Launches-Cannabis-Retail-Sales-Tracking-in-Florida-and-Michigan.html

Brad Rogers, CEO and Chairman

604-687-2038

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.